[redacted]

07002160

STATES
HANGE COMMISSION
Washington, D.C. 20549

K8
3/6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.H. Colson Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133 Oakmont Drive, Suite 1
(No. and Street)

Greenville	NC	27858
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Highway 278 NE, Suite 105, Covington, GA 30014
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Willard H. Colson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.H. Colson Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Willard H. Colson, Jr.
Signature

President
Title

Jeffrey A. Emory
Notary Public

JEFFREY A. EMORY NOTARY PUBLIC WAKE CO. NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.H. COLSON SECURITIES, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2006 AND INDEPENDENT AUDITORS'
REPORT

Wade J Bowden & Company, P.C.

W.H. COLSON SECURITIES, INC.

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
W.H. COLSON SECURITIES, INC.

We have audited the accompanying statement of financial condition of W.H. Colson Securities, Inc. as of December 31, 2006 and the related statements of income, retained earnings and cash cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.H. Colson Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 15, 2007

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

W.H. COLSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CURRENT ASSETS:		
Cash	$	260,917
Commissions receivable		91,312
Employee advances		1,566
Total current assets		353,795
OTHER ASSET -		
Organizational costs, net of accumulated amortization of $2,600		400
TOTAL	$	354,195

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITY - Commissions payable	$	70,263
STOCKHOLDER'S EQUITY:		
Capital stock		1,000
Additional paid-in capital		156,000
Retained earnings		126,932
Total stockholder's equity		283,932
TOTAL	$	354,195

See Independent Auditors' Report and
Notes to Financial Statements.

W.H. COLSON SECURITIES, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE - Commissions	$	1,280,990
EXPENSES:		
Commissions and fees		963,426
Legal and professional fees		119,038
Salaries and wages		76,200
Travel		10,576
Rent		7,800
Taxes, licenses and permits		7,309
Telephone		6,581
Office expenses		5,266
Auto expenses		4,361
Interest		982
Bank charges		902
Credit card charges		863
Dues and subscriptions		663
Amortization		600
Meals and entertainment		233
Advertising		30
Total expenses		1,204,830
NET INCOME		76,160
RETAINED EARNINGS, JANUARY 1		80,772
STOCKHOLDER DISTRIBUTIONS		(30,000)
RETAINED EARNINGS, DECEMBER 31	$	126,932

See Independent Auditors' Report and
Notes to Financial Statements.

W.H. COLSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES:		
Net income	$	76,160
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization		600
Increase in receivables		(18,043)
Increase in employee advances		(1,566)
Increase in payables		14,941
Net cash provided by operating activities		72,092
INVESTING ACTIVITY - proceeds from paid-in capital		140,000
FINANCING ACTIVITY - shareholder distributions		(30,000)
NET INCREASE IN CASH		182,092
CASH AT BEGINNING OF YEAR		78,825
CASH AT END OF YEAR	$	260,917

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

W.H. Colson Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company was formed as a Georgia corporation on June 1, 2001.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, insurance and investment advisory.

Income Taxes

The Company is a Subchapter S Corporation for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Amortization

Amortization is provided by use of the straight-line method over five years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. COMMISSIONS RECEIVABLE AND PAYABLE

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as reductions in the payable to customers. Commissions receivable for the year ended December 31, 2006 is $91,312. Commissions payable for the year ended December 31, 2006 is $70,263.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006 the Company had net capital of $281,966, which was $77,282 in excess of its required net capital of $204,684. The Company's percentage of aggregate indebtedness to net capital was 1088.88%.

4. RELATED PARTY TRANSACTIONS

The Company and the sole shareholder have entered into a management expense sharing agreement (Agreement), whereby many of the expenses of the Company can be paid by the sole shareholder individually or by a company under common control. Additionally, under the Agreement, the sole shareholder will contribute additional capital to the Company in order for the Company to meet its regulatory requirements for maintaining net capital as defined in Rule 15c3-1 (see notes 3 and 5). Even though the agreement is still intact, all of the Company's expenses were paid by the Company in 2005. The shareholder contributed an additional $140,000 which is recorded as additional paid in capital on the statement of financial condition (see note 5). The shareholder has no recourse to recapture or collect the paid-in capital from the Company and the Company has no obligation to repay these capital contributions to the sole shareholder or any other entity.

Further, the Company distributed $30,000 to the sole stockholder and is reflected on the statement of retained earnings as shareholder distributions.

The sole shareholder also owns two other companies. WH Colson & Associates, Inc. serves as a registered investment advisory service (RIA). WH Colson Insurance Agency sells insurance. For the year ended December 31, 2006, the Company received $164,108 from the commonly controlled RIA for commissions earned. Also for the year-ended December 31, 2006, the Company received $105,481 from the insurance company under common control for commissions earned.

5. **LEGAL PROCEEDINGS**

The Company is a party to legal matters arising out of the ordinary course of business. While the ultimate outcome of any litigation is uncertain, it is management's opinion that none of these matters will have a material adverse impact on the Company's financial position or results of operations. The Company's attorney declined expression of an opinion on the outcome of these matters. These claims will be arbitrated at a future date.

As a result of the pending litigation, the Company is reporting a contingent liability of $3,000,000 on its (unaudited) FOCUS report filings. As a consequence of the increased aggregate indebtedness, the sole stockholder of the Company contributed an additional $140, 000 which is recorded as additional paid-in capital. The total additional paid-in capital as of December 31, 2006 was $156,000.

6. **EXEMPTIVE PROVISION**

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company promptly transmits all funds and delivers all securities received in connection with the Company's activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers

W.H. COLSON SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

	SCHEDULE 1
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 283,932
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Organizational costs - net	(400)
Employee advances	(1,566)
NET CAPITAL	281,966
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	70,263
Unreported contingent liability (see note 5)	3,000,000
Total aggregate indebtedness	3,070,263
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital required - 6-2/3% of aggregate indebtedness	204,684
Excess net capital	77,282
Excess net capital at 1,000 percent	(25,060)
Percentage of aggregate indebtedness to net capital	1088.88%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2006

See Independent Auditors' Report

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

**REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3**

To the Board of Directors
W.H. COLSON SECURITIES

In planning and performing our audit of the financial statements and supplementary schedule of W.H. Colson Securities, Inc. (the "Company"), as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bowden & Company

Atlanta, Georgia
February 15, 2007

END